Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY

CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended September 30, 2005
(millions)
Operating Revenue	$7,356

Operating Expenses	6,367

Income from operations	989

Other income (loss)	32

Interest and related charges	214

Income before income taxes	807

Income taxes	293

Net income	$ 514